FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of February, 2003 (Report No. 2)

Commission File Number: 0-28724



                           ORCKIT COMMUNICATIONS LTD.

                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form:40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Notice of 2003 Annual General Meeting of Shareholders and Proxy Statement, dated February 5, 2003, including attachments thereto.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                             Orckit Communications Ltd.

                                                (Registrant)

                                         By: /s/ Adam M. Klein
                                             _____________________________

Date: February 17, 2003                      Adam M. Klein for Izhak Tamir,

                                             pursuant to authorization

                                  EXHIBIT INDEX



Exhibit Number    Description of Exhibit



10.1              Notice of 2003 Annual General Meeting of  Shareholders
                  and Proxy  Statement,  dated   February 5, 2003, including
                  attachments thereto

                                  EXHIBIT 10.1

                           ORCKIT COMMUNICATIONS LTD.

              NOTICE OF 2003 ANNUAL GENERAL MEETING OF SHAREHOLDERS


     Notice is hereby given that the 2003 Annual General Meeting of Shareholders (the "Meeting") of Orckit Communications Ltd. (the "Company") will be held on Thursday, February 27, 2003 at 10:00 A.M. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel, for the following purposes:

     (1) fixing the size of the Board of Directors at seven directors and the election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

     (2) election of Yair Shamir as outside director and related amendment to our Articles of Association;

     (3) approval of amendments to our Articles of Association;

     (4) approval of right of Eric Paneth, Chairman of the Board of Directors and Chief Exceutive Officer, to purchase up to 140,000 Ordinary Shares from the Company at a price equal to a 10% premium over the average closing price for the 10 trading days prior to such purchase;

     (5) approval of right of Izhak Tamir, President of the Company, to purchase up to 140,000 Ordinary Shares from the Company at a price equal to a 10% premium over the average closing price for the 10 trading days prior to such purchase;

     (6) reappointment of Kesselman & Kesselman as our auditors; and

     (7) consideration of our audited financial statements for the year ended December 31, 2002.


     Shareholders of record at the close of business on February 7, 2003 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person. A copy of our audited financial statements is included in the accompanying proxy statement.

     Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

     Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the most senior holder of joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company's Register of Members.


                                         By Order of the Board of Directors,
                                         Eric Paneth
                                         Chairman of the Board of Directors
                                         and Chief Executive Officer
                                         Izhak Tamir
                                         President
Dated:  February 5, 2003

                           ORCKIT COMMUNICATIONS LTD.
                             126 Yigal Allon Street
                                Tel Aviv, Israel



                                 PROXY STATEMENT



     This Proxy Statement is furnished to the holders of Ordinary Shares, no par value (the "Ordinary Shares"), of Orckit Communications Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2003 Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2003 Annual General Meeting of Shareholders. The Meeting will be held on Thursday, February 27, 2003 at 10:00 A.M. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

     The agenda of the Annual General Meeting will be as follows:

     (1) fixing the size of the Board of Directors at seven directors and the election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

     (2) election of Yair Shamir as outside director and related amendment to our Articles of Association;

     (3) approval of amendments to our Articles of Association;

     (4) approval of right of Eric Paneth, Chairman of the Board of Directors and Chief Exceutive Officer, to purchase up to 140,000 Ordinary Shares from the Company at a price equal to a 10% premium over the average closing price for the 10 trading days prior to such purchase;

     (5) approval of right of Izhak Tamir, President of the Company, to purchase up to 140,000 Ordinary Shares from the Company at a price equal to a 10% premium over the average closing price for the 10 trading days prior to such purchase;

     (6) reappointment of Kesselman & Kesselman as our auditors; and

     (7) consideration of our audited financial statements for the year ended December 31, 2002.


     The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

     A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above, unless a shorter period is determined by the Board of Directors. Shareholders may revoke the authority granted by their execution of proxies by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation or later proxy is received prior to the above deadline, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

     Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on February 7, 2003 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about February 6, 2003 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

     On February 5, 2003, 4,987,643 Ordinary Shares were outstanding, after giving effect to a one-for-five reverse share split effective as of November 27, 2002. Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least 25% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Share Ownership

     The following table sets forth, as of February 5, 2003, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by all shareholders known to us to own more than 5% of our outstanding ordinary shares.


Identity of Person or Group                            Amount Owned       Percent of Class
---------------------------                            ------------       ----------------
Eric Paneth (1) ....................................      605,521                12.1%
Izhak Tamir (2) ....................................      605,521                12.1%


(1)(2) Includes, in the case of each of Mr. Paneth and Mr. Tamir, 12,500 ordinary shares issuable upon the exercise of options that are are currently vested or vest within the next 60 days. In addition, options held by each of Mr. Panth and Mr. Tamir to purchase shares in our Corrigent subsidiary may be exercised for shares of Orckit in certain circumstances. If proposals set forth in Items nos. 4 and 5 are approved at the Meeting, the beneficial ownership of each of Mr. Paneth and Mr. Tamir will increase by 140,000shares to 14.5%due to the right to purchase shares from the Company at a 10% premium over the market price, as set forth in those Items.

                      AGENDA OF THE ANNUAL GENERAL MEETING

Item 1 - Election of Directors

     At the Meeting, the shareholders will be asked to re-elect each of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil to our Board of Directors to serve until the next Annual General Meeting or his earlier resignation or removal. The shareholders will also be asked to fix the size of our Board of Directors at seven directors, which includes the five nominees standing for re-election at the Meeting (including Yair Shamir pursuant to Item 2) and two outside directors whose terms have not yet expired.

     A brief biography of each nominee is set forth below:

     Mr. Paneth has served as our Chairman of the Board and Chief Executive Officer since our founding in 1990. From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Ministry of Defense and, from 1985 to 1990, was a technical department head in the Israeli Ministry of Defense. From 1983 until 1985, he was employed by Linkabit Inc., in San Diego, California. Mr. Paneth holds an advanced engineering degree from the Israel Institute of Technology, commonly known as the Technion.

     Mr. Tamir has served as our President and as one of our directors since our founding in 1990. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli Ministry of Defense. Mr. Tamir holds an engineering degree from the Technion and an M.B.A. from Tel Aviv University.

     Mr. Arkin has served as Chairman of PeerPressure, Inc., a company that provides peer-to-peer content protection systems, since January 2000; as Chairman of Madah Com Communications Ltd., a spread-spectrum communications company, since January 2000; and as Chairman of the Advisory Board of E-Base Ltd., an information retrieval company, since June 2001. From 1999 to 2001, he served as General Manager of merchant banking for Oscar Gruss & Son, a New York based investment bank. From 1995 to 1998, Mr. Arkin served as Vice President of The Challenge Fund, an Israeli venture capital firm. He holds a B.A. from St. John's College in Annapolis, Maryland, an M.B.A. from Harvard Business School and a J.D. from Harvard Law School.

     Mr. Moti Motil has served since 1996 as Vice President Finance and an associate of Palmot Ltd., an investment company based in Israel. From 1991 until 1996, he served as Chief Financial Officer of the Israeli subsidiary of Jan-Bell Marketing Inc., a retail company. Prior to that he had several financial exceutive positions with listed and private companies. Mr. Motil holds a B.A degree in economics and accounting from Tel-Aviv University and he is a C.P.A.

     The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

     It is proposed that at the Meeting the following resolutions be adopted:


          "RESOLVED, that the size of the Board of Directors of the Company be fixed at seven directors.

          RESOLVED, that Eric Paneth be elected to the Board of Directors of the Company, effective immediately.

          RESOLVED, that Izhak Tamir be elected to the Board of Directors of the Company, effective immediately.

          RESOLVED, that Jed M. Arkin be elected to the Board of Directors of the Company, effective immediately.

          RESOLVED, that Moti Motil be elected to the Board of Directors of the Company, effective immediately."

     The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 2 - Election of Outside Director

     Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli Companies Law, 5759-1999 (the"Companies Law") to appoint at least two outside directors. To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an outside director if the individual's position or other activities create or may create a conflict of interest with his or her role as an outside director. For a period of two years from termination of an outside director, the Company may not appoint such former outside director as a director or employee of the Company or receive professional services from such former outside director for compensation.

     The outside directors are required to be elected by the shareholders. The term of an outside director is three years and may be extended for an additional term of three years. Other directors are elected annually. All of the outside directors of a company must be members of its Audit Committee and each other committee of a company's board of directors must include at least one outside director.

     Miri Gelbman and Moshe Nir became outside directors in 2002 and their terms will continue until 2005.

     Yair Shamir became an outside director on March 16, 2000 and his first term will expire on March 16, 2003. Accordingly, at the Meeting, shareholders will be asked to re-elect Mr. Shamir as an outside director for a second term of three years. According to the Israeli Companies Law, the term of a director commences upon his election, unless the company's articles of association permit a later effective date. Since the Meeting will be held before the expiration of Mr. Shamir's first term, we are asking the shareholder to amend our Articles of Association to allow Mr. Shamir's second term to commence on the expiration date of his first term.

     A brief biography of the nominee is set forth below:

     Yair Shamir presently serves as Chairman of the Board and Chief Executive Officer of VCON Telecommuncations Ltd., an Israeli company listed on Le Nouveau Marche in France. Prior to being apponted Chairman of the Board in 2001, Mr. Shamir served as the President and as one of VCON's directors since 1997 and as its Chief Executive Officer since 1998. Since June 2000, Mr. Shamir has also served as the Chairman of the Board of Catalyst Fund L.P., an Israeli venture capital firm. From July 1995 to February 1997, Mr. Shamir served as Executive Vice President of the Challenge Fund-Etgar L.P., an Israeli venture capital firm. From December 1993 to July 1995, he served as Chief Executive Officer of Elite Food Industries Ltd., one of Israel's largest branded food products companies. From 1988 to 1994, he served as Executive Vice President and General Manager of Scitex Corporation Ltd., a leading supplier of computer graphic systems. Mr. Shamir currently serves as a director of Mercury Interactive Corp., DSP Group, Inc and Poalim Capital Markets. Mr. Shamir holds a B.Sc. in Electronic Engineering from the Technion-Israel Institute of Technology and has served on the board of governors of the Technion - Israel Institute of Technology since 1993.

     The election of outside directors and the related amendment to our Articles of Association require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

     It is proposed that at the Meeting the following resolutions be adopted:

          "RESOLVED, that the Company's Third Amended Articles of Association be amended by adding the following to the Article 39 thereof:

          `(c) Nothwithstanding anything to the contrary herein, the term of a Director may commence as of a date later than the date of the Shareholder Resolution electing said Director, if so specified in said Shareholder Resolution.'

          RESOLVED, that Yair Shamir be re-elected to a second term as an outside director of the Company, effective March 16, 2003."

     The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolutions.

Item 3 - Approval of Amendments to our Articles of Association

     Due to changes in the business environment and the potential flexibility affored by the Companies Law, the Board of Directors has recommended that several changes be made to our Articles of Association. At the meeting the Shareholders will be asked to approve these proposed amendments, which are summarized immediately below. The actual language of the proposed amendments, identified with numbers corresponding to those of the summaries thereof, are set forth below under the caption "Proposed Resolution." The summaries of the proposed amendments are as follows:

     1. to change the threshold required to amend the articles of association from a simple majority to 66-2/3% of our outstanding Ordinary Shares voting on the matter;

     2. to change the threshold required to (i) elect a director from a simple majority to 66-2/3% of our outstanding Ordinary Shares voting on the matter and (ii) remove a director from a simple majority to 75% of our outstanding Ordinary Shares voting on the matter, and to clarify the intent of Article 39(a) that directors may be elected by shareholders only at an Annual General Meeting and that each director (except outside directors) serves until the next Annual General Meeting following his election at which one or more directors are elected;

     3. to limit the number of "oustide directors" (as defined in the Companies
     Law) to three. The Companies Law requires at least two outside directors. We currently have three outside directors. This amendment will not limit the number of "independent directors" (as defined in the rules of the Nasdaq Stock Market) that we may have, subject to the limit on the maximum size of our board of directors;

     4. to change the maximum number of directors from fifteen (15) to seven (7) and to change the minimum number of continuing directors that are entitled to act as the board of directors in the event of vacancies from a majority of the board of directors, to three (3) directors; and

     5. to require that any dividends be approved by our audit committee in addition to approval by our board of directors, or if we do not have an audit committee for any reason, by a majority of the outside directors (as defined in the Companies Law) then on the board of directors. Currently, the board of directors alone is authorized to approve dividends.

If the foregoing amendments are approved, we will restate our Articles of Association to reflect the amendments approved at the Meeting. Our Articles of Association will be referred to thereafter as the "Fourth Amended and Restated Articles of Association" of the Company.

Certain of the propsed amendments may have the effect of preventing, delaying or deterring attempts to take control of the Company. These amendments could prevent or make more difficult an acquisition of the Company that is not approved by our Board of Directors and could have a negative effect on the Company's share price.

     Vote Required

     The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the amendments.

Proposed Resolution

     It is proposed that at the Meeting the following resolution be adopted:

          "RESOLVED, that, the Third Amended and Restated Articles of Association of the Company, be amended as follows:

          1. The following shall be added to the end of Article 28 of the Articles of Association (`Adoption of Resolutions at General Meetings'):

          `(e) A Shareholders Resolution approving an amendment to these Articles of Association shall be deemed adopted if approved by the holders of at least 66-2/3% of the voting power represented at the meeting in person or by proxy and voting thereon.'

          The following shall be added to the beginning of said Article 28:

          `Unless otherwise specified in these Articles,'

          2. Article 39(a) of the Articles of Association (`Election and Removal of Directors') shall be amended by replacing it in its entirely with the following:

          `Directors shall be elected only at the Annual General Meeting, by the vote of the holders of at least 66-2/3% of the voting power represented at such meeting in person or by proxy and voting on the election of Directors. Each Director shall serve, subject to Article 42 hereof, and with respect to a Director appointed pursuant to
          Article 41 hereof, subject to such Article, until (i) the Annual General Meeting next following the Annual General Meeting at which such Director was elected at which one or more Directors are elected, or (ii) his earlier removal pursuant to this Article 39. The shareholders shall be entitled to remove any Director(s) from office by resolution passed at a General Meeting if approved by the holders of at least 75% of the voting power represented at the meeting in person or by proxy and voting thereon.'

          3. The following shall be added to the end of said Article 39:

          `(c) The election and removal of "outside directors" (as such term is defined in the Companies Law) shall be governed by the Companies Law, provided, however, that the Company shall not have more than three "outside directors."'

          4. Article 38 of the Articles of Association (`Number of Directors') shall be amended by replacing it in its entirely with the following:

          `Unless otherwise determined by Shareholder Resolution of the Company by the holders of at least 66-2/3% of the voting power represented at the meeting in person or by proxy and voting thereon, the Board of Directors shall consist not less than three (3) nor more than (7) Directors.'

          Article 41 of the Articles of Association (`Continuing Directors in the Event of Vacancies') shall be amended in its entirely by replacing it with the following:

          `In the event of one or more vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, and may temporarily fill any such vacancy until the next Annual General Meeting at which one or more Directors are elected, provided, however, that if the continuing Directors number less than three Directors, they may only act in an emergency, and may call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies, so that at least three Directors are in office as a result of said meeting.'

          5. A new Article 53 of the Articles of Association shall be added and shall read as follows:

          `Additional Approval. Notwithstanding anything to the contrary herein, any dividend payment shall be subject to the prior approval of the Audit Committee of the Company, provided that if the Company shall not have an Audit Committee at such time, then such dividend shall be subject to the prior approval of a majority of the "outside directors" (as such term is defined in the Companies Law) then serving on the Board of Directors of the Company, and provided further that if the Company shall not have any outside directors at such time, then no additional approval shall be required by this Article 53.'

     The Board of Directors recommends a vote FOR approval of the proposed resolution.


Item 4 - Approval of Right to Purchase Ordinary Shares by Eric Paneth

     In consideration of his contribution to the Company, at the Meeting, the shareholders will be asked to approve the right of Mr. Eric Paneth, our Chairman of the Board and Chief Executive Officer, to purchase from us, at any time or from time to time in one or more purchases during the 24 months following the Meeting, up to an aggregate of 140,000 Ordinary Shares. The purchase price for the Ordinary Shares will be equal to the average closing price of the Ordinary Shares on Nasdaq (and if not available, any other principal stock market or trading medium on which the Ordinary Shares are then trading) over the ten trading days immediately preceding the purchase date, plus a premium of 10%. If requested by Mr. Paneth, we will register the Ordinary Shares issuable to him for resale on a registration statement filed with the U.S. Securities and Exchange Commission. The board of directors considers this right to be fair to the Company since the purchase price will always be higher than the market price prevailing at the time of the purchase.



     Vote Required

     Since Mr. Paneth is a director of the Company, Israeli law requires that this matter be approved by our Audit Committee, Board of Directors and shareholders. Our Board of Directors and Audit Committee have approved granting this right to Mr. Paneth. The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

     It is proposed that at the Meeting the following resolution be adopted:

          "RESOLVED, that the right of Eric Paneth to purchase up to 140,000 Ordinary Shares, at a 10% premium over the market price, as described in the Company's Proxy Statement relating to the 2003 Annual General Meeting, be approved."

          The Board of Directors recommends a vote FOR approval of the proposed resolution.


Item 5 - Approval of Right to Purchase Ordinary Shares by Izhak Tamir

     In consideration of his contribution to the Company, at the Meeting, the shareholders will be asked to approve the right of Mr. Izhak Tamir, our President and a director, to purchase from us, at any time or from time to time in one or more purchases during the 24 months following the Meeting, up to an aggregate of 140,000 Ordinary Shares. The purchase price for the Ordinary Shares will be equal to the average closing price of the Ordinary Shares on Nasdaq (and if not available, any other principal stock market or trading medium on which the Ordinary Shares are then trading) over the ten trading days immediately preceding the purchase date, plus a premium of 10%. If requested by Mr. Tamir, we will register the Ordinary Shares issuable to him for resale on a registration statement filed with the U.S. Securities and Exchange Commission. The board of directors considers this right to be fair to the Company since the purchase price will always be higher than the market price prevailing at the time of the purchase.

     Vote Required

     Since Mr. Tamir is a director of the Company, Israeli law requires that this matter be approved by our Audit Committee, Board of Directors and shareholders. Our Board of Directors and Audit Committee have approved granting this right to Mr. Tamir. The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

     It is proposed that at the Meeting the following resolution be adopted:

          "RESOLVED, that the right of Izhak Tamir to purchase up to 140,000 Ordinary Shares, at a 10% premium over the marker price, as described in the Company's Proxy Statement relating to the 2003 Annual General Meeting, be approved."

          The Board of Directors recommends a vote FOR approval of the proposed resolution.


Item 6 - Appointment of Auditors

     At the Meeting, the shareholders will be asked to approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, independent certified public accountants in Israel, as our auditors for the year ending December 31, 2003. These auditors also serve as auditors of our subsidiaries. They have no other relationship to us or with any of our affiliates, except as auditors and consultants. A representative of the auditors will be present at the Meeting and will be available to respond to appropriate questions from the shareholders.

     The shareholders will also be asked to authorize our Board of Directors to fix the compensation of our independent auditors, or to delegate our audit committee to do so. Our Board of Directors intends to delegate this authority to our audit committee.


     The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

     It is proposed that at the Meeting the following resolutions be adopted:

          "RESOLVED, that Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, be appointed as the auditors of the Company for the fiscal year ending December 31, 2003.

          RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the independent auditors, or to delegate the Audit Committee thereof to do so."

     The Board of Directors recommends a vote FOR approval of the proposed resolutions.


Item 7 - Consideration of Financial Statements

     The Company's annual report, consisting of a letter to shareholders and the audited consolidated financial statements of the Company for the year ended December 31, 2002, is attached hereto. The Company will hold a disscussion with respect to the financial statements at the Meeting.


                                 OTHER BUSINESS

     Management knows of no other business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting in accordance with applicable law and our Articles of Association, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment. The votes on any such matters will take place subsequent to the votes on all the items set forth above.


                              By Order of the Board of Directors,

                              Eric Paneth
                              Chairman of the Board and Chief Executive Officer

                              Izhak Tamir
                              President

Dated:  February 5, 2003

Dear Shareholders,

We would like to share with you recent developments at Orckit Communications and the activities of our principal subsidiaries, Corrigent Systems and Spediant Systems.

We design, develop, manufacture and market advanced telecom equipment targeting high capacity broadband services. Our products in development are based on Digital Subscriber Line, commonly called DSL, technology and Resilient Packet Ring, commonly called RPR, technology. DSL systems allow the transmission of data at very high speeds over the standard copper wires that bring telephone services to homes and small businesses. DSL systems allow telephone companies to provide efficient, high-speed digital transmission of data, voice and video over the last mile of the existing telephone network at low cost. RPR technology is being used to design products that will deliver highly efficient packet transmission supporting Ethernet services and traditional SONET/SDH services.

Orckit, through our majority-owned subsidiary, Spediant Systems, is developing access solutions that enable telecom carriers to deploy fiber-speed broadband services over copper wires. Spediant's products are being designed to address the growing demand for Ethernet-based services at faster data rates and over longer distances than provided by current DSL solutions. Spediant is expected to allow providers to increase their broadband services offering and customer bases, deliver greater bandwidth to small and medium enterprises (SMEs), and eliminate the need for capital expenditures to deploy new fiber. The first product to be released by Spediant, EML 8000, is expected to be available for lab trials in the first half of 2003.

Corrigent, another majority-owned subsidiary, is making significant strides in developing Resilient Packet Ring (RPR) products and technology. RPR is the new standard in data packet telecommunications for the metropolitan area that provides for Ethernet and Synchronous Optical Network (SONET) performance with greater resilience and economic efficiency than other solutions. Corrigent is conducting lab trials of its CM100 product with a number of telecom carriers. Corrigent has been instrumental in establishing the IEEE 802.17 RPR standard, serving actively as member of the industry work group charged with defining the RPR protocol.

Our revenues for the past few years have consisted primarily of sales of Asymmetric Digital Subscriber Line, or ADSL, products. Our revenues from the sale of ADSL products declined significantly in 2002 and, as we have previously stated, we expect insignificant revenues in 2003 from our legacy ADSL products.

Despite adverse conditions affecting the world economy and the telecom sector, Orckit's financial condition continues to be strong. We have retired a significant amount of our Convertible Subordinated Notes and, at December 31, 2002, the principal amount of these Notes outstanding had been reduced to $38.2 million from $66.4 million at December 31, 2001. During January 2003, we announced the repurchase from Clal Electronics of $12.5 million principal amount of these Notes and approximately 616,000 of our ordinary shares. This retirement further reduced our principal amount of Notes outstanding.

We would like to take this opportunity to thank you for your continued interest and support.


Sincerely,

Eric Paneth
Chairman of the Board of Directors
and Chief Executive Officer

Izhak Tamir
President

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
                     2002 CONSOLIDATED FINANCIAL STATEMENTS


                                TABLE OF CONTENTS


                                                                         Page
                                                                         ----
REPORT OF INDEPENDENT AUDITORS ......................................     F-2
CONSOLIDATED FINANCIAL STATEMENTS:
    Balance sheets ..................................................     F-3
    Statements of operations ........................................     F-4
    Statements of changes in shareholders' equity ...................     F-5
    Statements of cash flows ........................................   F-6-7
    Notes to financial statements ...................................  F-8-27


            The amounts are stated in U.S. dollars ($) in thousands.

                         REPORT OF INDEPENDENT AUDITORS


To the shareholders of
ORCKIT COMMUNICATIONS LTD.


     We have audited the consolidated balance sheets of Orckit Communications Ltd. (the "Company") and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States, including those prescribed by the Israeli Auditors (Mode of Performance) Regulation, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2002 and the consolidated results of their operations, the changes in shareholders' equity and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.


                                                  Kesselman & Kesselman
                                           Certified Public Accountants (Isr.)
Tel Aviv, Israel
January 16, 2003





   Kesselman & Kesselman is a member of PricewaterhouseCoopers International
    Limited, a company limited by guarantee registered in England and Wales.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
                           CONSOLIDATED BALANCE SHEETS
                           (U.S. dollars in thousands)

                                                                                                                 December 31
                                                                                                                 -----------
                                                                                                             2001         2002
                                                                                                          ---------    ---------
                                          A s s e t s
CURRENT ASSETS:
    Cash and cash equivalents .........................................................................   $  39,091    $  10,165
    Marketable securities  (note 12a) .................................................................      55,527       43,139
    Bank deposits (note 12d) ..........................................................................       8,110       10,545
    Trade receivables (note 12b) ......................................................................       7,316          786
    Other receivables (note 12b) ......................................................................       4,493        2,443
    Inventories (note 12c) ............................................................................       9,297          100
                                                                                                          _________    _________
           T o t a l  current assets ..................................................................     123,834       67,178
                                                                                                          _________    _________
LONG-TERM INVESTMENTS:
    Marketable securities (note 12a) ..................................................................                   46,576
    Other (note 12d) ..................................................................................      13,104        8,403
                                                                                                          _________    _________
                                                                                                             13,104       54,979
                                                                                                          _________    _________
LONG-TERM LOAN TO A RELATED PARTY (note 4) ............................................................      20,000        7,000
                                                                                                          _________    _________
PROPERTY AND EQUIPMENT - net  (note 5): ...............................................................       7,796        6,070
                                                                                                          _________    _________
DEFERRED ISSUANCE COSTS, net of accumulated amortization ..............................................       1,566          623
                                                                                                          _________    _________
           T o t a l  assets ..........................................................................   $ 166,300    $ 135,850
                                                                                                          =========    =========

                              Liabilities and shareholders' equity
CURRENT LIABILITIES:
    Trade payables ....................................................................................   $   8,803    $   4,827
    Accrued expenses and other payables (note 12e) ....................................................      11,136        7,158
                                                                                                          _________    _________
           T o t a l  current liabilities .............................................................      19,939       11,985
                                                                                                          _________    _________
LONG-TERM LIABILITIES:
    Accrued severance pay (note 6) ....................................................................       3,160        3,265
    Convertible subordinated notes (note 7) ...........................................................      66,416       38,179
                                                                                                          _________    _________
           T o t a l long-term liabilities ............................................................      69,576       41,444
                                                                                                          _________    _________
COMMITMENTS (note 8)
                                                                                                          _________    _________
           T o t a l liabilities ......................................................................      89,515       53,429
                                                                                                          _________    _________
SHAREHOLDERS' EQUITY (note 9):
    Share capital - ordinary shares, in 2001 of NIS 0.10 par value, in 2002 - of no par value
       (authorized: December 31,2001 and 2002 - 10,000,000 shares; issued and outstanding:
       December 31, 2001 - 4,874,128 shares; December 31, 2002 - 4,979,593 shares) * ..................         710           --
    Additional paid-in capital ........................................................................     321,504      322,227
    Deferred compensation .............................................................................      (3,563)      (2,023)
    Accumulated deficit ** ............................................................................    (241,866)    (237,783)
                                                                                                          _________    _________
           T o t a l  shareholders' equity ............................................................      76,785       82,421
                                                                                                          _________    _________
           T o t a l  liabilities and shareholders' equity ............................................   $ 166,300    $ 135,850
                                                                                                          =========    =========

* After giving retroactive effect to the one-for-five reverse share split, see note 9a(2).
** Including $89,592 charged in 2000 as a result of the spin-off of the semiconductor business, see note 2.

   The accompanying notes are an integral part of the consolidated financial statements.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (U.S. dollars in thousands, except per share data)

                                                                               Year ended December 31
                                                                               ----------------------
                                                                           *2000         2001         2002
                                                                         ---------    ---------    ---------
REVENUES (note 12f) ...................................................  $ 131,867    $ 141,647    $  53,420
COST OF REVENUES (note 12g) ...........................................    133,671      112,007       32,963
                                                                         _________    _________    _________
GROSS PROFIT (LOSS) ...................................................     (1,804)      29,640       20,457
RESEARCH AND DEVELOPMENT EXPENSES - net (note 12h) ....................     30,860       19,085       19,291
SELLING, GENERAL AND ADMINISTRATIVE
    EXPENSES ..........................................................     33,561       16,993       14,699
ACQUISITION OF RESEARCH AND DEVELOPMENT
    IN PROCESS (note 3) ...............................................     28,976
AMORTIZATION AND IMPAIRMENT OF GOODWILL (note 3b) .....................     14,334       26,101
                                                                         _________    _________    _________
OPERATING LOSS ........................................................   (109,535)     (32,539)     (13,533)
FINANCIAL INCOME  - net (note 12i) ....................................      1,975       33,395       17,616
OTHER INCOME ..........................................................        906
                                                                         _________    _________    _________
NET INCOME (LOSS) FOR THE YEAR ........................................  $(106,654)   $     856    $   4,083
                                                                         =========    =========    =========

INCOME  (LOSS) PER SHARE ** (note 1n):
    Basic .............................................................  $  (24.60)   $    0.18    $    0.83
                                                                         =========    =========    =========
    Diluted ...........................................................  $  (24.60)   $    0.18    $    0.79
                                                                         =========    =========    =========
WEIGHTED AVERAGE NUMBER OF SHARES
    OUTSTANDING ** (note 1n):
    Basic .............................................................      4,332        4,632        4,932
                                                                         =========    =========    =========
    Diluted ...........................................................      4,332        4,875        5,163
                                                                         =========    =========    =========

* Including the results of Tioga Technologies Ltd. for the six month period ended June 30, 2000, see note 2.

** After giving retroactive effect to the one-for-five reverse share split, see note 9a(2).




   The accompanying notes are an integral part of the consolidated financial statements.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                           (U.S. dollars in thousands)

                                                                                         Share capital
                                                                                         -------------
                                                                                    Number of
                                                                                     shares *                  Additional
                                                                                 (in thousands)    Amount    paid-in capital
                                                                                 --------------    ------    ---------------

BALANCE AT JANUARY 1, 2000 ......................................................       3,967    $     599    $ 137,578
CHANGES DURING 2000:
    Net loss ....................................................................
    Issuance of share capital as consideration for acquisition
       of companies (see note 3) ................................................         435           53      170,261
    Spin-off of semiconductor business (see note 2) .............................
    Exercise of options granted to employees ....................................          93           11        4,290
    Deferred compensation related to employee stock option grants ...............                                 1,192
    Amortization of deferred compensation related to employee stock option grants
                                                                                    _________    _________    _________
BALANCE AT DECEMBER 31, 2000 ....................................................       4,495          663      313,321
CHANGES DURING 2001:
    Net income ..................................................................
    Conversion of convertible subordinated notes into shares ....................          30            3          246
    Exercise of options granted to employees ....................................         350           44          723
    Deferred compensation related to employee stock option grants ...............                                 7,214
    Amortization of deferred compensation related to employee stock option grants
                                                                                    _________    _________    _________
BALANCE AT DECEMBER 31, 2001 ....................................................       4,875          710      321,504
CHANGES DURING 2002:
    Net income ..................................................................
    Exercise of options granted to employees ....................................         105           13
    Amortization of deferred compensation related to employee stock option grants
    Cancellation of ordinary shares par value ...................................                     (723)         723
                                                                                    _________    _________    _________
BALANCE AT DECEMBER 31, 2002 ....................................................       4,980        $  --    $ 322,227
                                                                                    =========    =========    =========


                                                                                                                  Total
                                                                                     Deferred     Accumulated  shareholders'
                                                                                   compensation     deficit      equity
                                                                                   ------------     -------      ------
BALANCE AT JANUARY 1, 2000 ......................................................   $    (154)   $ (46,476)   $  91,547
CHANGES DURING 2000:
    Net loss ....................................................................                 (106,654)    (106,654)
    Issuance of share capital as consideration for acquisition
       of companies (see note 3) ................................................                               170,314
    Spin-off of semiconductor business (see note 2) .............................                  (89,592)     (89,592)
    Exercise of options granted to employees ....................................                                 4,301
    Deferred compensation related to employee stock option grants ...............      (1,192)                       --
    Amortization of deferred compensation related to employee stock option grants       1,346                     1,346
                                                                                    _________    _________    _________
BALANCE AT DECEMBER 31, 2000 ....................................................          --     (242,722)      71,262
CHANGES DURING 2001:
    Net income ..................................................................                      856          856
    Conversion of convertible subordinated notes into shares ....................                                   249
    Exercise of options granted to employees ....................................                                   767
    Deferred compensation related to employee stock option grants ...............      (7,214)                       --
    Amortization of deferred compensation related to employee stock option grants       3,651                     3,651
                                                                                    _________    _________    _________
BALANCE AT DECEMBER 31, 2001 ....................................................      (3,563)    (241,866)      76,785
CHANGES DURING 2002:
    Net income ..................................................................                    4,083        4,083
    Exercise of options granted to employees ....................................                                    13
    Amortization of deferred compensation related to employee stock option grants       1,540                     1,540
    Cancellation of ordinary shares par value ...................................                                    --
                                                                                    _________    _________    _________
BALANCE AT DECEMBER 31, 2002 ....................................................   $  (2,023)   $(237,783)   $  82,421
                                                                                    =========    =========    =========




* After giving retroactive effect to the one-for-five reverse share split, see note 9a(2).

   The accompanying notes are an integral part of the consolidated financial statements.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
              CONSOLIDATED STATEMENTS OF CASH FLOWS-(Continued) - 1
                           (U.S. dollars in thousands)

                                                                                                   Year ended December 31
                                                                                                   ----------------------
                                                                                                2000         2001         2002
                                                                                             ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss) for the year ........................................................  $(106,654)   $     856    $   4,083
    Adjustments to reconcile net income (loss) to net cash provided by
        (used in) operating activities:
        Depreciation and amortization:
           Property and equipment .........................................................      3,931        4,074        3,568
           Other assets and deferred charges ..............................................     16,372        3,411          393
        Goodwill and other identifiable intangible assets impairment ......................                  23,400
        Acquisition of research and development in process ................................     28,976
        Bank deposits, net ................................................................     (1,874)      33,015        2,565
        Trading marketable securities, net ................................................    (26,098)     (33,214)       1,596
        Gain from early extinguishment of convertible subordinated notes ..................     (1,767)     (34,108)     (13,199)
        Interest on long-term investments .................................................                               (1,245)
        Increase (decrease) in accrued severance pay - net ................................      1,058         (806)         863
        Amortization of deferred compensation related to employee
           stock option grants ............................................................      1,346        3,651        1,540
        Changes in certain asset and liability items:
           Decrease (increase) in trade receivables and other receivables .................     (7,711)      22,209        8,580
           Increase (decrease) in trade payables, accrued expenses
               and other payables .........................................................     32,722      (31,564)      (7,954)
           Decrease (increase) in inventories .............................................     (7,700)      40,083        9,197
                                                                                             _________    _________    _________
    Net cash provided by (used in) operating activities ...................................    (67,399)      31,007        9,987
                                                                                             _________    _________    _________
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and equipment ....................................................     (9,308)      (2,415)      (1,842)
    Long-term loan granted ................................................................    (20,000)
    Collection of long-term loan granted ..................................................                               13,000
    Purchase of marketable securities held to maturity ....................................                              (35,596)
    Acquisition of subsidiaries (a) .......................................................      5,562
                                                                                             _________    _________    _________
    Net cash used in investing activities .................................................    (23,746)      (2,415)     (24,438)
                                                                                             _________    _________    _________
CASH FLOWS FROM FINANCING ACTIVITIES:
    Exercise of options granted to employees ..............................................      4,301          767           13
    Issuance of convertible subordinated notes, net of issuance
        costs of $ 4,531 ..................................................................    120,469
    Spin-off of semiconductor business (b) ................................................     (3,367)
    Early extinguishment of convertible subordinated notes ................................     (1,242)     (17,825)     (14,488)
    Net decrease in short-term bank credit ................................................     (3,061)
                                                                                             _________    _________    _________
    Net cash provided by (used in) financing activities ...................................    117,100      (17,058)     (14,475)
                                                                                             _________    _________    _________
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ......................................     25,955       11,534      (28,926)
BALANCE OF CASH AND CASH EQUIVALENTS AT
    BEGINNING OF YEAR .....................................................................      1,602       27,557       39,091
                                                                                             _________    _________    _________
BALANCE OF CASH AND CASH EQUIVALENTS AT
    END OF YEAR ...........................................................................  $  27,557    $  39,091    $  10,165
                                                                                             =========    =========    =========
SUPPLEMENTARY DISCLOSURE OF CASH FLOW
    INFORMATION - CASH PAID DURING THE YEAR FOR:
    Interest ..............................................................................  $   4,074    $   6,527    $   3,152
                                                                                             =========    =========    =========
    Advances to income tax authorities ....................................................  $     290    $      40    $      96
                                                                                             =========    =========    =========

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
              CONSOLIDATED STATEMENTS OF CASH FLOWS-(Concluded) - 2
                           (U.S. dollars in thousands)

                                                                                                  Year ended December 31, 2000
                                                                                                  ----------------------------
                                                                                               Silicon      E.D.S.L.
                                                                                                Value       Networks
                                                                                             (S.V.) Ltd.      Ltd.
                                                                                            (see note 3a) (see note 3b)   Total
                                                                                              ---------    ---------    ---------
(a) Acquisition of subsidiaries consolidated for the first time:
          Assets and liabilities of the subsidiary at date of acquisition:
             Working capital (excluding cash and cash equivalents) .........................  $   5,842    $     601    $   6,443
             Property and equipment ........................................................     (3,399)        (528)      (3,927)
             Long-term liability ...........................................................        311          142          453
          Goodwill and identifiable intangible assets arising on
             Acquisition ...................................................................   (105,774)     (32,971)    (138,745)
          Acquired research and development in process .....................................    (24,695)      (4,281)     (28,976)
          Issuance of share capital as consideration for the acquisition ...................    132,751       37,563      170,314
                                                                                              _________    _________    _________
                                                                                              $   5,036    $     526    $   5,562
                                                                                              =========    =========    =========




(b) Spin-off of semiconductor business (see note 2):
          Assets and liabilities of the business at date of disposal:
             Working capital (excluding cash and cash equivalents) .........................                           $ (16,273)
             Property and equipment ........................................................                               6,265
             Long-term liability ...........................................................                                (719)
             Goodwill ......................................................................                              96,952
          Stock dividend ...................................................................                             (89,592)
                                                                                                                        _________
                                                                                                                        $  (3,367)
                                                                                                                        =========





   The accompanying notes are an integral part of the consolidated financial statements.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

     a. General:

          1) Nature of operations

          Orckit Communications Ltd. (the "Company" or "Orckit") is an Israeli corporation that is engaged in one business segment - the design, development, manufacture and marketing of advanced telecom equipment, targeting high capacity broadband services. Substantially all of the Company's revenues were derived from the sale of DSLAM (Digital Subscriber Line Multiplexer) systems based on Asymmetric DSL ("ADSL") technology. The Company does not expect to derive significant revenues from this product line in 2003.

          The Company has initiated a number of technology projects, including a project being developed by Corrigent Systems, a subsidiary of the Company, that is focused on the development, manufacturing and marketing of metro telecom equipment (see note 3c), and a project developed by Spediant Systems, a subsidiary of the Company, that is focused on the development, manufacturing and marketing of telecom equipment which enhances speed over copper wires (see note 3d).

          The markets for the telecom products being developed by the Company are characterized by declining demand. In 2002, substantially all of the Company's sales were to two major customers. As to the principal markets and customers - see note 12f.


          2) Functional currency

          The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar ("dollar" or "$"), since most of their revenues are earned in dollars, most purchases of materials and components are made in dollars, most of the financing activities of the Company and its subsidiaries are in dollars and most of its assets are denominated in dollars.

          Transactions and balances originally denominated in dollars are presented in their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions reflected in the statements of operations, the exchange rates at transaction dates are used. Depreciation and amortization and changes in inventories derived from non-monetary items are based on historical exchange rates. The resulting currency transaction gains or losses are carried to financial income or expenses, as appropriate.

          3) Accounting principles

          The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in the United States.

          4) Use of estimates in the preparation of financial statements

          The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

          b. Principles of consolidation

          The consolidated financial statements include the financial statements of the Company and its subsidiaries.

          Intercompany balances and transactions have been eliminated.

          c. Marketable securities

          Marketable securities classified as trading securities are recorded at fair market value, with unrealized gains and losses included in financial income or expenses.

          Debt securities that the Company plans and, to its assessment, has the ability to hold them to maturity are classified as "held to maturity" and are recorded at cost. The premium or discount is amortized over the period to maturity.

          Trading securities that are transferred to held to maturity portfolio, are recorded at market value on the transfer date, and the difference between the redemption value and the book value is amortized over the period to maturity.

          d. Inventories

          Inventories are valued at the lower of cost or market. Cost is determined as follows:

               Raw materials and supplies - on moving average basis - the average cost of the units on hand is recomputed immediately after each purchase of additional units.

               Products in process and finished products - on basis of production costs:

                    Raw materials and supplies - on moving average basis.

                    Labor and overhead component - on average basis.

          e. Property and equipment:

          1) These assets are stated at cost.

          2) The assets are depreciated by the straight-line method on the basis of their estimated useful life, as follows:

                                                                    Years
                                                                    -----
                Computers, software and equipment ................    3-5
                Office furniture and equipment ...................   6-16

          Leasehold improvements are amortized by the straight-line method, over the term of the lease, or over the estimated useful life of the improvements - whichever is shorter.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

     f. Impairment in value of property and equipment

     The company adopted in 2002 FAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). FAS 144 requires that long-lived assets, held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values. The adoption of FAS 144 did not have any material impact on the financial position and results of operations of the Company.

     g. Goodwill and other identifiable intangible assets

     Prior to January 1, 2002, the Company amortized goodwill and other identifiable intangible assets in equal annual installments, over a period of 3 years. In addition, the Company accounted for the impairment of goodwill and other identifiable intangible assets in accordance with FAS 121 "Accounting for the Impairment of Long-Lived Assets and for the Long-Lived Assets to be Disposed of". As a result, in 2001 the Company wrote off its remaining goodwill and other identifiable intangible assets.

     Effective January 1, 2002, the Company adopted FAS 142 "Goodwill and Other Intangibles Assets". However, the Company had no goodwill nor other identifiable intangible assets in 2002, hence this adoption has no effect on the results for the year ended December 31, 2002.

     The following table illustrates the Company's results adjusted to eliminate the effect of goodwill amortization expense for the following years:

                                                                         Year ended December 31
                                                                         ----------------------
                                                                   2000           2001 *          2002
                                                                   ----           ------          ----
                                                                In thousands, except for per share data
                                                                ---------------------------------------
Net income (loss), as reported ..........................     $  (106,654)     $       856   $     4,083
Add back - goodwill amortization ........................          15,690            2,701            --
                                                              ___________      ___________   ___________
Adjusted net income (loss) ..............................     $   (90,964)     $     3,557   $     4,083
                                                              ===========      ===========   ===========
Net income (loss) per share:
    Basic - as reported .................................     $    (24.60)     $      0.18   $      0.83
    Basic - adjusted ....................................     $    (21.00)     $      0.77   $      0.83
    Diluted - as reported ...............................     $    (24.60)     $      0.18   $      0.79
    Diluted - adjusted ..................................     $    (21.00)     $      0.73   $      0.79

     * The entire unamortized balance of goodwill, in the amount of $23.4 million, was written off in 2001, see also note 3b.

     h. Deferred issuance costs:

     Issuance costs of convertible subordinated notes, in the original amount of $ 4,531,000, are amortized by the straight-line method, in proportion to the balance of notes outstanding, over the period from issuance date to the maturity date. Upon notes retirement, the unamortized balance is adjusted respectively. As of December 31, 2002, the balance was $623,000.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

     i. Revenue recognition

     Revenues from sales of products are recognized when title passes to the customer (usually title passes upon shipment, but in certain cases title passes to the customer upon delivery), provided that appropriate signed documentation of the arrangement, such as a contract, purchase order or letter of agreement, has been received, the fee is fixed or determinable and collectibility is reasonably assured.

     j. Provision for servicing products under warranty

     The Company grants warranty servicing after installation of products sold. The Company provides for such warranty at the time revenues from the related sales are recognized. The annual provision is calculated as a percentage of the sales, based on historical experience.

     k. Research and development expenses

     Research and development expenses are charged to income as incurred. Grants received for development of projects are recognized as a reduction of expenses.

     l. Allowance for doubtful accounts

     The allowance in respect of trade receivables has been determined for specific debts doubtful of collection, see note 12b(1).

     m. Cash equivalents

     The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

     n. Income (loss) per share

     Basic income (loss) per share is computed by dividing the net income (loss) by the weighted average number of shares outstanding during each year.

     In computing diluted income per share, the potential dilutive effect of outstanding stock options was taken into account using the treasury stock method. See also note 12j.

     Weighted average number of common shares outstanding used in the computation of the basic and diluted net income (loss) per share has been calculated after giving retroactive effect in all the reported periods to a one-for-five reverse share split effective as of November 27, 2002 (see note 9a(2)).

     o. Comprehensive income

     The Company has no comprehensive income components other than net income
     (loss).

     p. Stock based compensation

     The Company accounts for employee stock based compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees ("APB 25") and related interpretations. In accordance with Statement of Financial Accounting Standards ("FAS") No. 123 of the Financial Accounting Standards Board of the United States ("FASB") - Accounting for Stock-Based Compensation" the Company discloses pro forma data assuming the Company had accounted for employee stock option grants using the fair value-based method defined in FAS 123.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

     The following table illustrates the effect on net income (loss) and income
     (loss) per share assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

                                                                          Year ended December 31
                                                                          ----------------------
                                                                       2000          2001         2002
                                                                       ----          ----         ----
                                                                 In thousands, except for per share data
                                                                 ---------------------------------------
Net income (loss), as reported ................................   $  (106,654)   $      856    $   4,083
Add: stock based employee compensation expense, included in
  reported net income (loss) ..................................         1,346         3,651        1,540
Deduct: stock based employee compensation expense determined
  under fair value method for all awards ......................       (11,712)      (10,824)      (2,916)
                                                                  ___________    __________    _________
Pro forma net income (loss) ...................................   $  (117,020)   $   (6,317)   $   2,707
                                                                  ===========    ==========    =========
Income (loss) per share:
    Basic - as reported .......................................   $    (24.60)   $     0.18    $    0.83
    Basic - pro forma .........................................   $    (27.00)   $    (1.15)   $    0.55
    Diluted - as reported .....................................   $    (24.60)   $     0.18    $    0.79
    Diluted - pro forma .......................................   $    (27.00)   $    (1.15)   $    0.52

     q. Deferred income taxes

     Deferred taxes are determined utilizing the asset and liability method, based on the estimated future tax effects differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Valuation allowances are included in respect of deferred tax assets when it is more likely than not that no such assets will be realized (see also note 10).

     r. Shipping and handling fees and costs

     Shipping and handling costs are classified as component of cost of revenues.

     s. Recently issued accounting pronouncements

          1) FAS 145

          In April 2002, the FASB issued FAS No. 145, "Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Connections" ("FAS 145"). Among other amendments and rescissions, FAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of APB No. 30, "Reporting the Results of Operation - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". FAS 145 is partially effective for transactions occurring after May 15, 2002 and partially effective for fiscal years beginning after May 15, 2002.

          The Company early adopted FAS 145, effective January 1, 2002, and as such now reports gain associated with debt extinguishments as financial income rather than as an extraordinary item as in prior reports. Accordingly, such gains in 2000 and 2001 have been reclassified (see also note 7b).

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

          2) FAS 146

          In June 2002, the FASB issued FAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3.

          "Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". FAS-146 required that a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as generally defined in EITF 94-3 was to be recognized at the date of the commitment to an exit plan. FAS 146 states that a commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. It also establishes that fair value is the objective for initial measurement of the liability. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of the abovementioned standards to have a material effect on its consolidated financial statements.

          3) FIN 45

          In November 2002, the FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued and to be made in regard of product warranties.

          Disclosures required under FIN 45 are already included in these financial statements, however, the initial recognition and initial measurement provisions of this FIN are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

          The Company does not expect the adoption of FIN 45 to have a material effect on its consolidated financial statements.

          5) FIN 46

          In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN 46). Under FIN 46 entities are separated into two categories: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities (VIE) and how to determine when a business enterprise should include the assets, liabilities, non-controlling interests, and results of activities of a VIE in its consolidated financial statements.

          FIN 46 is effective as follows: for variable interests in variable interest entities created after January 31, 2003 it applies immediately, and for variable interests in variable interest entities created before that date, it applies as of the beginning of the first interim or annual reporting period beginning after June 15, 2003.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

          The Company does not expect the adoption of FIN 46 to have a material effect on its consolidated financial statements.

          6) FAS 148

          In December 2002, the FASB issued FAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." FAS No. 148 amends FAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS No. 148 amends the disclosure requirements of FAS No. 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of FAS No. 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The Company has applied the disclosure provisions in FAS No. 148 in these consolidated financial statements and the accompanying notes. The Company's adoption of FAS No. 148 in fiscal 2003 is not expected to have a material impact on its financial position or results of operations.

     t. Reclassifications

     Certain comparative figures have been reclassified to conform to the current year presentation.

NOTE 2 - SPIN-OFF OF SEMICONDUCTOR BUSINESS:

          On April 30, 2000, the shareholders of the Company approved a Plan of Separation (the "Plan"). According to the Plan, the Company's business was formally divided into two separate companies: (i) Tioga Technologies Ltd. ("Tioga"), an Israeli corporation, which owns substantially all of Orckit's former semiconductor business, including the business of Silicon Value (S.V.) Ltd. (see note 3a) and (ii) Orckit, which continued to own and operate the Company's telecom equipment and other business.

          The spin-off became effective on June 30, 2000, as the Company transferred to Tioga substantially all the assets and liabilities constituting the Company's semiconductor business in exchange for Tioga ordinary shares, and distributed all of those Tioga shares as a stock dividend to the Company's shareholders on a share-for-share basis. Pursuant to the Plan, the shareholders of the Company received one ordinary share of Tioga for each ordinary share of Orckit held by them on the record date for the distribution.

          In 2000, in connection with the spin-off, the Company and Tioga entered into various agreements including (1) a separation agreement pursuant to which the business of Orckit and Tioga were separated; (2) an intellectual property agreement regarding the assignment by Orckit to Tioga of DSL semiconductor intellectual property; (3) a 3 year supply agreement pursuant to which Tioga will sell certain semiconductor products to the Company; (4) a 2 year support and design agreement, pursuant to which Tioga will complete the design of certain chips; (5) a loan agreement (see also note 4) and (6) a one year administrative service agreement, pursuant to which Orckit provides certain services to Tioga.

          Two out of seven directors of Orckit (the Chairman of the Board of Directors of Orckit and its President) also serve as directors of Tioga.

          Following consummation of the Plan, holders of Orckit's convertible subordinated notes (see note 7) are entitled to convert each $ 1,000 principal amount of these notes into 2.34962 ordinary shares of Orckit plus 11.7481 ordinary shares of Tioga.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 3 - CERTAIN TRANSACTIONS:

     a. Acquisition of Silicon Value (S.V.) Ltd.

     On April 24, 2000, the Company acquired 100% of the share capital of Silicon Value (S.V.) Ltd. ("Silicon Value"), an Israeli corporation engaged in the design, development, production and sale of application specific integrated circuits (ASICs). The customers of Silicon Value included telecom, datacom and consumer electronic products companies.

     In consideration, the Company issued 314,202 of its ordinary shares, to the shareholders of Silicon Value. In addition, the Company exchanged employee stock options to purchase ordinary shares of Silicon Value for options to purchase ordinary shares of the Company.

     The acquisition of Silicon Value was accounted for by the purchase method. The purchase price - $ 135 million - was based on an average market price of the Company's ordinary shares before and after the announcement of the transaction and the fair value of the options was determined using the Black-Scholes option-pricing model.

     An amount equal to $ 24.7 million of the purchase price was attributed to acquisition of in-process research and development, the technological feasibility of which had not yet been established and for which there was no alternative use. Such amount was expensed upon acquisition. The amount attributed to in-process research and development was based on an independent opinion obtained by management of the Company. The excess of cost of acquisition over the fair value of net assets on the acquisition date that was not attributed to in-process research and development - $ 105 million - represented goodwill and other intangible assets. On June 30, 2000, Silicon Value was transferred to Tioga as part of the spin-off of the Company's semiconductor business (see note 2).

     b. Acquisition of E.D.S.L. Networks Ltd.

     On May 17, 2000, the Company acquired 100% of the share capital of E.D.S.L. Networks Ltd. ("E.D.S.L."), an Israeli corporation engaged in the development of the infrastructure for high speed Internet access for commercial multi-tenant units and residential multi-dwelling buildings.

     In consideration, the Company issued 120,713 of its ordinary shares, to the shareholders of E.D.S.L. In addition, the Company exchanged employee stock options to purchase ordinary shares of E.D.S.L. for options to purchase ordinary shares of the Company.

     The acquisition of E.D.S.L. was accounted for by the purchase method. The purchase price - $ 38 million - was based on an average market price of the Company's ordinary shares before and after the announcement of the transaction and the fair value of the options was determined using the Black-Scholes option-pricing model.

     An amount equal to $ 4.3 million of the purchase price was attributed to acquisition of in-process research and development, the technological feasibility of which had not yet been established and for which there was no alternative use. Such amount was expensed upon acquisition. The amount attributed to in-process research and development was based on an independent opinion obtained by management of the Company. The excess of cost of acquisition over the value of net assets on the acquisition date that was not attributed to in-process research and development - $ 33 million - represented goodwill and other intangible assets.

     In 2001, E.D.S.L. halted its operations and filed a request in the Israeli district court for liquidation of its assets and debts. As a result, the amount of $ 23.4 million which represented all outstanding unamortized goodwill and other intangible assets was written off by the Company.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 3 - CERTAIN TRANSACTIONS (continued):

     c. Establishment of technology projects

     The Company has established through subsidiaries a number of technology projects to engage in the development and commercialization of new technologies. The Company ordinarily transfers to the new subsidiary, to the extent applicable, certain assets relating to the new project and, if required, an appropriate team of employees of the Company. It also grants options to purchase up to 25% of the fully diluted share capital of the new subsidiary to employees, officers and directors of the Company. Major subsidiaries of the Company, which were founded as technology projects, include Corrigent Systems, which addresses solutions capable of supporting high bandwidth services in telecommunication networks located in metropolitan areas, commonly referred to as metro networks, and Spediant Systems, which addresses solutions that enable telecom carriers to deploy fiber-speed broadband services over copper wires.

NOTE 4 - LONG-TERM LOAN TO A RELATED PARTY

     A loan agreement was entered into with Tioga as part of the Plan of Separation (see note 2). The agreement provides for maximum borrowings in the amount of $20 million with loans bearing interest at rate of approximately 6% per annum. Tioga borrowed $20 million under this loan agreement. The loan is required to be repaid by March 1, 2005 and is secured by a floating charge, which is second in priority after a pledge in favor of a commercial bank which extended a credit line to Tioga. Tioga's ability to repay the loan depends on its raising additional funds or generating positive cash flows from operations or business combinations in the future. As a result, interest due on the loan for the years 2000 and 2001, in the aggregate amount of $1.9 million, was not accrued by the Company in the applicable years.

     During 2002, Tioga repaid $ 13.0 million on account of the loan. Interest accrued in 2002 includes amounts due since grant of the loan, which were not accrued in previous years.

     In January 2003, Tioga announced that an acquiror elected to acquire all of its assets. Upon closing of this transaction, Tioga will be required to repay the Company the remaining principal amount of the loan and accrued interest due.

NOTE 5 - PROPERTY AND EQUIPMENT

     Composition of assets, grouped by major classification, is as follows:

                                                                             December 31
                                                                             -----------
                                                                           2001      2002
                                                                           ----      ----
                                                                            In thousands
                                                                            ------------
Cost:
    Computers, software and equipment ................................   $14,329   $16,090
    Office furniture and equipment ...................................     1,360     1,375
    Leasehold improvements ...........................................     2,136     2,175
                                                                         _______   _______
                                                                         $17,825   $19,640
                                                                         _______   _______
Less - accumulated depreciation
    and amortization .................................................    10,029    13,570
                                                                         _______   _______
                                                                           7,796     6,070
                                                                         =======   =======


     Depreciation expenses totaled $ 3,931,000, $ 4,074,000 and $ 3,568,000 in the years ended December 31, 2000, 2001 and 2002, respectively.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 6 - SEVERANCE PAY:

     a. Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company's severance pay liability to its employees, mainly based upon length of service and the latest monthly salary (one month's salary for each year worked) is reflected by the balance sheet accrual under "accrued severance pay". The Company records the liability as if it were payable at each balance sheet date on an undiscounted basis. The liability is partly funded by purchase of insurance policies and the amounts funded are included in the balance sheet under "long term investments - other". The policies are the Company's assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees.

     b. The amounts of pension and severance pay expense were $ 1,592,000, $ 1,001,000 and $ 844,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

NOTE 7 - CONVERTIBLE SUBORDINATED NOTES:

     a. Under an Offering Memorandum dated March 7, 2000, the Company issued $ 125,000,000 principal amount of convertible subordinated notes (the "Notes") that are due on April 1, 2005. The Notes bear interest at an annual rate of 5.75% payable April 1 and October 1 of each year, commencing October 1, 2000. Unless previously redeemed, the Notes are convertible by the holder at any time through maturity into ordinary shares of the Company and Tioga. The conversion rate is equal to 2.34962 ordinary shares of Orckit plus 11.7481 ordinary shares of Tioga for each $ 1,000 principal amount of Notes. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after April 1, 2003 at the redemption price, plus interest accrued to the redemption date. Each holder of Notes will have the right to cause the Company to purchase all of such holder's Notes in the event of a change of control in the Company, for cash or shares at the election of the Company.

     b. Early extinguishment of the Notes

     During 2000, 2001 and 2002, the Company retired $ 5 million, $ 53.6 million and $ 28.2 million principal amount of the Notes. As of December 31, 2002, the total principal amount of Notes outstanding was $ 38.2 million.

     As mentioned in note 1s(1), the Company adopted FAS 145 effective January 1, 2002, and recorded in financial income a gain of $ 13.2 million from the early extinguishment in the year ended December 31, 2002. The Company also reclassified to financial income gains of $ 1.8 million and $ 34.1 million from the early extinguishments of debt that were previously recorded as an extraordinary gain in 2000 and 2001, respectively.

     c. In December 2002, the Company announced a tender offer for the Notes, offering to purchase up to $ 5 million principal amount of the Notes at a price not greater than $ 650, nor less than $ 500, for every $ 1,000 principal amount of Notes. Notes in the principal amount of $95,000 were retired.

     d. In January 2003, The Board of Directors authorized the repurchase from Clal Electronic Industries Ltd. ("Clal"), a related party, of 616,590 of Orckit's ordinary shares and $12.5 million principal amount of Orckit's Subordinated Convertible Notes for a total consideration of approximately $14.7 million in cash. Clal will be entitled to receive any cash dividend paid by the Company on or prior to March 31, 2003. The Board of Directors of Orckit announced that it does not currently intend to pay a cash dividend on or prior to March 31, 2003.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 8 - COMMITMENTS:


     a. Royalty commitment

     The Company is committed to pay royalties to the Government of Israel on proceeds from sales of products funded, in part, by Government grants. At the time the grants were received, successful development of the related projects was not assured.

     In the case of failure of a project that was partly financed by royalty-bearing Government participations, the Company is not obligated to pay any royalties to the Government.

     The royalty rate, based on the sales of products or development resulting from funded research and development project, was fixed at 3% during the first three years and 3.5% thereafter. Royalties are payable up to 100% of the amount of such grants, with the addition of annual interest based on LIBOR. The contingent liability of the Company and its subsidiaries in respect of royalties to the Government of Israel at December 31, 2002 was approximately $7.0 million.

     In the event that any of the manufacturing rights or technology are transferred out of Israel, subject to the approval of the Government of Israel, the Company would be required to pay royalties at a higher rate and an increased aggregate pay back amount in the range of 120% to 300% of the grants received, per the applicable project.

b.      Lease commitments

     The Company has entered into several operating lease agreements for the premises it uses. The Company has an option to terminate a majority of these agreements by giving a six month notice in advance.

     Under the agreements, the rent is linked to the dollar or to the Israeli consumer price index (the "Israeli CPI").

     The projected annual rental payments for 2003, at rates in effect at December 31, 2002, are approximately $ 300,000.

NOTE 9 - SHAREHOLDERS' EQUITY:

     a. Share capital:

     1) The Company's ordinary shares are traded in the United States on the Nasdaq National Market, under the symbol "ORCT". As of April 2002, the Company's ordinary shares also began to trade on the Tel-Aviv Stock Exchange.

     2) Reverse share split

     On November 12, 2002, the Company's shareholders approved a one-for-five reverse share split, pursuant to which every five ordinary shares were combined into one ordinary share. Prior to the reverse share split, the shareholders of the Company approved an amendment to the Article of Association of the Company, changing the Ordinary Shares of NIS 0.10 par value into Ordinary Shares with no par value. All share and per share data included in these financial statements have been retroactively adjusted to reflect the one-for-five reverse share split which was effective as of November 27, 2002. The conversion ratio of the Notes and the number of options and their exercise price were adjusted as a result of the reverse share split.

     3) As to shares issued in consideration for acquisitions, see note 3.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 9 - SHAREHOLDERS' EQUITY - (continued)

     4) Under the Employee Share Option Plan (see b. below), options to purchase 93,518, 349,907 and 105,466 ordinary shares were exercised in the years ended December 31, 2000, 2001 and 2002, respectively.


     b. Employee Share Option Plan:

     1) On February 18, 1994, the Company's Board of Directors approved an Employee Share Option Plan (the "Plan"). The total aggregate number of shares authorized for which options could be granted under the Plan since 1994 was 1,798,047 at December 31, 2002, of which options to purchase 245,767 and 132,007 shares, at December 31, 2001 and 2002, respectively, were available for future grant (see note 9f. below). As for options outstanding at December 31, 2002, see
(2) below. Each option can be exercised to purchase one ordinary share having the same rights as the other ordinary shares. The shares underlying these options were registered with the United States Securities and Exchange Commission.

     The options usually vest linearly over a period of up to 5 years as determined on the date of grant.

     2) A summary of the status of the Plan as of December 31, 2000, 2001 and 2002, and changes during the years ended on those dates, after giving retroactive effect to the allocation of exercise price due to the spin-off (see note 2), is presented below.

                                                                           Year ended December 31
                                                                           ----------------------
                                                       2000                       2001(1)                 2002
                                                       ----                       -------                 ----
                                                            Weighted                     Weighted                     Weighted
                                                             average                      average                      average
                                                            exercise                     exercise                     exercise
                                                 Number       price        Number          price          Number        price
                                                 ------       -----        ------          -----          ------        -----
Options outstanding at beginning
    of year ................................    702,444     $ 27.70       1,257,537      $ 10.25         829,429       $ 6.70
Changes in options during the year:
    Granted ................................    770,637     $ 33.00         255,420       $ 5.00         190,000       $ 3.58
    Exercised ..............................    (93,518)    $ 21.30        (349,907)      $ 2.30        (105,466)      $ 0.13
    Forfeited ..............................   (122,026)    $ 31.45        (333,621)     $ 23.15         (76,240)      $ 1.70
                                              _________                    ________                     ________
Options outstanding at year-end ............  1,257,537     $ 31.10         829,429       $ 6.70         837,723       $ 7.26
                                              =========                    ========                     ========
Options exercisable at year-end ............    164,627     $ 21.55         327,355      $ 12.30         431,903      $ 10.82
                                              =========                    ========                     ========
Weighted average fair value of
    options granted during the year (2) ....                $ 46.45                       $ 7.55                       $ 3.79
                                                            =======                      =======                      =======


     (1) In 2001, options to purchase 720,000 shares granted during 2001 and earlier years, with a weighted average exercise price of $30.50 per share, were re-priced to the par value of the ordinary shares.


     (2) The fair value of each option grant is estimated on the date of grant, inter alia, using the Black-Scholes option-pricing model with the following weighted average assumptions: Dividend yield is 0% for all years, expected volatility: 2000 - 125%; 2001 - 115%; 2002 - 81%. Risk-free interest rate: 2000
- 5.00%; 2001 - 4.00%; 2002 - 4.00% and average expected life of 3 years.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 9 - SHAREHOLDERS' EQUITY (continued):

     3) The following table summarizes information about options outstanding at December 31, 2002:

                                      Options outstanding                              Options exercisable
                                      -------------------                              -------------------
                          Number                                                     Number
                       outstanding at       Weighted          Weighted           exercisable at       Weighted
   Range of            December 31,    average remaining      average             December 31,        average
exercise price            2002 (1)     contractual life    exercise price             2002         exercise price
--------------            --------     ----------------    --------------             ----         --------------
       $                                     Years                  $                                      $
       -                                     -----                  -                                      -
       0                  430,570            6.89                   0                253,333               0
      3-7                 195,114            9.79                3.62                  4,364            5.00
     8-15                  36,000            8.71                8.29                 10,375            8.28
     20-30                 84,189            5.44               21.64                 82,352           21.67
     30-60                 91,850            6.65               34.90                 81,479           33.75
                         ________                                                   ________
                          837,723                                                    431,903
                         ========                                                    =======

(1) Including options to purchase 235,500 ordinary shares at a weighted average exercise price of $3.00 that were granted to directors of the Company.

     4) The Company's subsidiaries engaged in technology projects have established their own employee stock option plans with respect to granting options. Subject to certain conditions and based on fair market value, options granted by the Company's subsidiaries may be exercised to purchase shares of the Company.


     c. Dividends

     In the event cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency.

     d. Shareholder Bonus Rights Plan

     On November 21, 2001, the Company's Board of Directors adopted a Shareholder Bonus Rights Plan (the "Rights Plan") pursuant to which share purchase bonus rights (the "Rights") were distributed on December 6, 2001 at the rate of one Right for each of the Company's ordinary shares held by shareholders of record as of the close of business on that date.

     The Rights Plan is intended to help ensure that all of the Company's shareholders are able to realize the long-term value of their investment in the Company in the event of a potential takeover which does not reflect the full value of the Company and is otherwise not in the best interests of the Company and its shareholders. The Rights Plan is also intended to deter unfair or coercive takeover tactics.

     The Rights generally will be exercisable and transferable apart from the Company's ordinary shares only if a person or group becomes an "Acquiring Person" by acquiring beneficial ownership of 15% or more of the Company's ordinary shares, subject to certain exceptions set forth in the Rights Plan, or commences a tender or exchange offer upon consummation of which such person or group would become an Acquiring Person. Subject to certain conditions described in the Rights Plan, once the Rights become exercisable, the holders of Rights, other than the Acquiring Person, will be entitled to purchase ordinary shares at a discount from the market price.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 9 - SHAREHOLDERS' EQUITY (continued):

     e. In January 2003, the Board of Directors authorized the adoption of the "Orckit Communications Ltd. 2003 Subsidiary Employee Share Incentive Plan" (the "2003 Plan"). Pursuant to the 2003 Plan and subject to applicable laws and regulations, the Company will be authorized to issue, for no consideration, up to 600,000 of its ordinary shares to employees of its subsidiaries. Directors of the Company will not be entitled to receive shares pursuant to this plan. The shares will be duly authorized and, upon issuance, will be validly issued, fully paid and nonassessable. Shares issued pursuant to the 2003 Plan may be exchanged for shares of the applicable subsidiary under certain circumstances at the election of Orckit or the employees.

     f. In January 2003, the Board of Directors approved an increase of the total number of options authorized under the Company's plan of 400,000 options. As a result, the total aggregate amount of options authorized under the Company's plan since 1994 is 2,198,047.

     g. As for transaction with a related party, see note 7d.

NOTE 10 - TAXES ON INCOME:

     a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "law") Under the law, by virtue of the "approved enterprise" status granted to its enterprise, the Company is entitled to various tax benefits, including the following:

     1) Reduced tax rates

     The period of tax benefits is 7 years, commencing in the first year which the Company earns taxable income from the approved enterprise, subject to certain limitations. Income derived from the approved enterprise is tax exempt for a period of 2-4 years, after which the income from these enterprises is taxable at the rate of 25% for the remainder of the period of tax benefits (3-5 years).

     2) Conditions for entitlement to the benefits

     The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the law, regulations published there under and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

     In the event of distribution of cash dividends out of income which was tax exempt as above, the Company would have to pay 25% tax in respect of the amount distributed.

     b. Measurement of the results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

     Results for tax purposes are measured on a real basis - adjusted for the increase in the Israeli CPI. As explained in note 1a(3), the financial statements are presented in dollars. The difference between the change in the Israeli CPI and the NIS-dollar exchange rate - both on annual and cumulative bases - causes a difference between taxable income and income reflected in these financial statements.

     Paragraph 9 (f) of FAS 109, "Accounting for Income Taxes", prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are measured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 10 - TAXES ON INCOME (continued):

     c. Tax rates applicable to income from other sources

     Income not eligible for approved enterprise benefits mentioned in a. above is taxed at the regular corporate rate of 36%.

     d. Deferred income taxes

     At December 31, 2002, the Company and it subsidiaries had accumulated tax losses amounting to approximately $ 88 million (December 31, 2001 - approximately $96 million) and carryforward capital losses for tax purposes of approximately $ 35 million (December 31, 2001 - $ 35 million). These losses are mainly denominated in NIS, linked to the Israeli CPI and are available indefinitely to offset future taxable business income. The Company and each of its subsidiaries are assessed on a stand-alone basis, hence accumulated tax losses in each of the entities can offset future taxable business income in the entity they were generated.

     At December 31, 2002, the Company and its subsidiaries had net deferred tax asset (mostly in respect of carryforward losses and capital losses), in the amount of approximately $ 40 million (December 31, 2001 - approximately $27 million; December 31, 2000 - approximately $19 million). A valuation allowance for the entire amount of such asset was set up, and consequently no deferred tax asset is recorded in the balance sheet, since it is more likely than not that the deferred tax assets will not be realized in the foreseeable future.

     e. Tax assessments

     The Company is in the process of final assessments through the year ended December 31, 2000.

NOTE 11 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

     a. Balances in non-dollar currencies:

     1) As follows:

                                                       December 31, 2002
                                                       -----------------
                                                         In thousands
                                                         ------------
Assets .............................................          813
                                                            =====
Liabilities ........................................        9,079
                                                            =====


            The above mainly represents balances in Israeli currency.

     2) Data regarding the rate of exchange and the Israeli CPI:

                                                        Year ended December 31
                                                        ----------------------
                                                 2000            2001            2002
                                                 ----            ----            ----
Rate of devaluation of the Israeli
    currency against the dollar ...........     (2.7)%           9.3%            7.3%
Rate of increase in the Israeli CPI .......      0.0%            1.4%            6.5%
Exchange rate at end of year - $ 1= .......   NIS 4.041       NIS 4.416       NIS 4.737


     b. Fair value of financial instruments

     The fair value of financial instruments included in working capital of the Company is usually identical or close to their carrying value.

     As to the fair value of the Company's securities which are held to maturity, see note 12a(2). The Company does not disclose the fair value of the outstanding convertible subordinated notes since it is not practicable to determine their fair value with sufficient reliability.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 11 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - (Continued)

     c. Concentrations of credit risks

     At December 31, 2001 and 2002, primarily all of the Company's and its subsidiaries' cash and cash equivalents were held by Israeli and International bank institutions. Primarily all of the Company's marketable securities were held by one international bank institution. Such securities represented debentures issued by a number of corporations.

     The Company evaluates on a current basis its financial exposure with any financial institution or commercial issuer.

     The Company's sales are made to a limited number of end customers (mainly telephone companies), see note 12f. The Company is of the opinion that, the exposure to credit risk relating to trade receivables is limited. An appropriate allowance for doubtful accounts is included in the accounts.

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

     a. Marketable securities

          1) Trading securities

          At December 31, 2002, the Company held trading securities in the amount of $ 25.1 million (December 31, 2001 - $ 43.1 million). These securities are classified as short-term investments.

          2) Held-to-maturity tradable securities

          The securities mature over the following years:

                                                       December 31, 2002
                                                       -----------------
                                                          In thousands
                                                          ------------
                                                        Carrying amounts
                                                        ----------------
2003 - classified as short-term investments ........        $ 16,856
Due after 1 year up to 4 years .....................          46,576
                                                            ________
                                                            $ 63,432
                                                            ========


          The fair value of the Company's held-to-maturity tradable securities is $ 64.1 million. The difference between the carrying amounts and the fair value is a result of unrealized gains in the amount of approximately $700,000.

     b. Accounts receivable:

                                                                      December 31
                                                                      -----------
                                                                2001              2002
                                                                ----              ----
                                                                     In thousands
                                                                     ------------
1)  Trade receivable:

        Open accounts ......................................   $ 7,865             $ 869
        Less -  allowance for doubtful accounts ............       549                83
                                                              ________          ________
                                                               $ 7,316             $ 786
                                                              ========          ========

    Allowance for doubtful accounts:
        Balance at beginning of year .......................     $ 150             $ 549
        Increase (decrease) during the year ................       399              (466)
                                                              ________          ________
        Balance at end of year .............................     $ 549              $ 83
                                                              ========          ========

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

2)  Other receivables

         Employees and employee institutions ..............     $ 1,936          $    133
         Government of Israel .............................       1,539               813
         Prepaid expenses .................................         767               778
         Sundry ...........................................         251               719
                                                               ________          ________
                                                                $ 4,493           $ 2,443
                                                               ========          ========

     c. Inventories:

                                                                    December 31
                                                                    -----------
                                                                2001              2002
                                                                ----              ----
                                                                    In thousands
                                                                    ------------

Raw materials and supplies ...............................     $ 6,023             $ 100
Products in process ......................................       2,845                --
Finished products ........................................         429                --
                                                              ________          ________
                                                               $ 9,297             $ 100
                                                              ========          ========



     d. Bank deposits

     At December 31, 2002, the Company had short term bank deposits - denominated in dollars and bearing annual interest at a fixed rate of 1.53%
     - in the amount of $ 5.4 million, and long-term bank deposits - denominated in dollars and bearing annual interest at a fixed rate of 4.55% - in the amount of $ 11.4 million. Of the long-term deposits, $ 5.1 million will mature in 2003 and were accordingly classified as short-term investments.

     e. Accrued expenses and other payables:

                                                                       December 31
                                                                       -----------
                                                                    2001             2002
                                                                    ----             ----
                                                                       In thousands
                                                                       ------------
Employees and employee institutions ......................         $ 2,091         $ 1,375
Provision for vacation pay ...............................           1,680           1,654
Provision for servicing products under warranty * ........           2,330           1,218
Accrued royalties ........................................           1,851             772
Accrued interest .........................................             955             549
Sundry ...................................................           2,229           1,590
                                                                  ________        ________
                                                                  $ 11,136         $ 7,158
                                                                  ========        ========




                                                                        December 31, 2002
                                                                        -----------------
                                                                           In thousands
                                                                           ------------
    * The changes in the balance during the year:
    Balance at beginning of year ..................................           $ 2,330
    Payments made under the warranty ..............................              (122)
    Product warranties issued for new sales .......................               658
    Changes in accrual in respect of pre-existing warranties ......            (1,648)
                                                                             ________
    Balance at beginning of year ..................................           $ 1,218
                                                                             ========

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

     Statements of operations:

     f. Segment information and revenues from principal customers

     As described in note 1a(1), the Company operates in one operating segment.

     Disaggregated financial data is provided below as follows: (1) revenues by geographic area; and (2) revenues from principal customers:

     1) Geographic information

     Following is a summary of revenues by geographic area. The Company sells its products mainly to telephone companies. Revenues are attributed to geographic areas based on the location of the end users as follows:

                                               Year ended December 31
                                               ----------------------
                                        2000            2001            2002
                                        ----            ----            ----
                                                   In thousands
                                                   ------------
Israel .........................      $ 10,419         $ 2,268          $  463
United States ..................        89,504         111,336          44,811
Europe .........................         5,949          23,319           7,601
Other countries ................        25,995           4,724             545
                                      ________        ________        ________
                                     $ 131,867       $ 141,647        $ 53,420
                                     =========       =========        ========

       Most of the Company's property and equipment are located in Israel.

     2) Revenues from principal customers - revenues from single customers each of which exceeds 10% of total revenues in the relevant year:

                                                            Year ended December 31
                                                            ----------------------
                                                       2000           2001             2002
                                                       ----           ----             ----
                                                                  In thousands
                                                                  ------------
Customer A ......................................    $ 89,137       $ 111,208       $ 43,912
                                                     ========       =========       ========
Customer B ......................................                    $ 20,973        $ 7,209
                                                                     ========        =======

     g. Cost of revenues:

Materials consumed and other
    production expenses (c) ...............  (a) $ 131,552         $ 75,250         $ 23,488
Subcontracted work ........................          9,246            8,886            4,214
Payroll and related expenses ..............          6,886            3,517            1,207
Depreciation ..............................            720              631              174
Decrease (increase) in inventories of
    products in process and finished
       products ...........................        (14,733)          23,723            3,274
Other .....................................              -                               606
                                                  ________         ________         ________
                                             (b) $ 133,671        $ 112,007         $ 32,963
                                                 =========        =========         ========

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):


     h. Research and development expenses - net:

Total expenses ...................................       $ 31,970         $ 22,429        $ 22,266
L e s s - grants and participations,
    see note 9 ...................................          1,110            3,344           2,975
                                                         ________         ________        ________
                                                     (d) $ 30,860         $ 19,085        $ 19,291
                                                         ========         ========        ========

     (a) Including an inventory obsolescence charge of $ 12.5 million.

     (b) Including $ 3,692,000 that relates to Tioga for the six month period ended June 30, 2000.

     (c) Including purchases from Tioga, which amount to $ 1,068,000, $ 1,418,000 and $ 200,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

     (d) Including $ 6,951,000 that relates to Tioga for the six month period ended June 30, 2000.

     i. Financial income - net:

                                                                 Year ended December 31
                                                                 ----------------------
                                                          2000             2001              2002
                                                          ----             ----              ----
                                                                      In thousands
                                                                      ------------
Income:
    Interest on bank deposits ...................        $ 6,087          $ 3,184          $ 1,207
    Gain on marketable securities ...............          2,013            2,567            3,819
    Gain from early extinguishment
        of notes ................................          1,767           34,108           13,199
    Interest on long-term loan (see note 4)                                                  2,885
    Other .......................................                             595              198
                                                        ________         ________         ________
                                                           9,867           40,454           21,308
                                                        ========         ========         ========

Expenses:
    Interest in respect of convertible
        subordinated notes .....................           5,811            5,862            3,086
    Amortization of convertible subordinated
        notes issuance costs ...................             681              710              393
    Other (mainly currency transaction
        gains and losses) - net ................           1,400              487              213
                                                        ________         ________         ________
                                                           7,892            7,059            3,692
                                                        ________         ________         ________
                                                       * $ 1,975         $ 33,395         $ 17,616
                                                        ========         ========         ========

* Including $ 577,000 that relates to Tioga for the six month period ended June 30, 2000.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

     j. Net income (loss) per share

                                                                         Year ended December 31
                                                                   2000          2001         2002
                                                                              In thousands
Numerator - Basic
    Net income (loss) ..............................             $ (106,654)          $ 856     $ 4,083
                                                                   ========         =======    ========
Denominator - Basic
    Weighted average ordinary shares outstanding ...                  4,332           4,632       4,932
                                                                   ========         =======    ========

Basic net income (loss) per share ..................               $ (24.60)         $ 0.18      $ 0.83
                                                                   ========         =======    ========
Numerator - Diluted ................................             $ (106,654)          $ 856     $ 4,083
                                                                   ========         =======    ========
Denominator - Diluted
    Weighted average ordinary shares outstanding ...                  4,332           4,632       4,932
    Dilutive potential of ordinary shares equivalents -
        options ....................................                      3             243         231
                                                                   ________         _______    ________
                                                                      4,335           4,875       5,163
                                                                   ========         =======    ========
Diluted net income (loss) per share ................               $ (24.60)         $ 0.18      $ 0.79
                                                                   ========         =======    ========


     The potential effect of the convertible subordinated notes was not taken into account, since its effect is anti-dilutive.